SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2009

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2009.

Grupo TMM, S.A.B.

By:
______________________________________
/s/Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated December 22, 2009 (GRUPO TMM ANNOUNCES RESTRUCTURING OF RECEIVABLES SECURITIZATION FACILITY).

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM ANNOUNCES RESTRUCTURING OF RECEIVABLES
SECURITIZATION FACILITY

(Mexico City, December 22, 2009). Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM” or the ”Company” or ”GTMM”), a Mexican intermodal transportation and logistics company, announced today the restructuring of its existing receivables securitization facility (the ”Facility”).

The Facility was created in 2006 by GTMM and several of its subsidiaries. Under the Facility, a Trust (the ”Trust”) issued a series of trust certificates (the ”Certificates”) backed by receivables assigned to the Trust by certain of GTMM’s subsidiaries.

As part of the restructuring of the Facility, a company affiliated with GTMM (”VEX”) purchased Certificates with a face value of approximately USD $86.5 million (the ”Purchased Certificates”) from Deutsche Bank AG London (”DB”). VEX is a Mexican company over which Mr. José Serrano holds a minority position but exercises voting control. Unaffiliated investors hold the remaining equity interests in VEX in the form of non-voting stock.

Pursuant to a separate agreement between VEX and Grupo TMM, all but USD $6 million of the Purchased Certificates were subsequently cancelled and will be exchanged for cash, equity in Grupo TMM, and other consideration. The transaction with VEX was approved by the Board of Directors of Grupo TMM, on the basis of a prior approval by the Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction. The amount of debt to be exchanged for equity will be approximately USD $41.2 million (the ”Converted Amount”). The number of shares to be subscribed by VEX will be determined by dividing the Converted Amount by a price per share equal to the closing share price on January 5, 2010 plus a 10% premium. The capital increase required for this issuance was approved by the Company’s shareholders at a meeting held on December 15, 2009.

In addition, DB, as part of the restructuring, agreed to certain amendments to the Facility. Among other things, DB agreed to release the Logistcs Division’ subsidiaries from the Facility. As a result, receivables generated by those subsidiaries will no longer be assigned to the Trust. The cash required for debt service in 2010 is expected to be reduced by approximately USD $37.9 million.

Headquartered in Mexico City, GTMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in new businesses; risks associated with the Company’s reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.